United States securities and exchange commission logo





                              December 3, 2021

       Lei Xia
       Chief Executive Officer and Director
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 15,
2021
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. We note your disclosure on page F-10 that the VIE agreements are designed to provide your WFOE with the
power, rights, and obligations equivalent in all material respects to those it would possess
as the sole equity holder of Pai Ming Shenzhen. However, you or your investors do not
have an equity ownership in, direct foreign investment in, or control through such
ownership/investment of the VIE. As such, when describing the design of the VIE agreements and
related outcome, please refrain from implying that the VIE
                                                        agreement is equivalent
to an equity ownership in the business of the VIE. Any
                                                        references to control
or benefits that accrue to you because of the VIE should be limited to
 Lei Xia
FirstName LastNameLei   Xia
ICZOOM Group    Inc.
Comapany3,
December  NameICZOOM
             2021         Group Inc.
December
Page 2    3, 2021 Page 2
FirstName LastName
         and clearly describe the conditions you met for consolidation of the VIE under U.S.
         GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Cover Page

2. Please revise the prospectus cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
3. Please refer to the prospectus cover page and the third paragraph. We note your disclosure in the first sentence that you "are a holding company incorporated in the
         Cayman Islands." Please revise this sentence to clarify that you are "not a Chinese operating company." Please also revise this paragraph to clarify that your VIE structure involves unique risks to investors.
4. Please refer to the prospectus cover page and the third paragraph. We note your disclosure that the VIE structure is used to replicate foreign investment in a Chinese-based company. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. Please make similar revisions elsewhere that this disclosure appears, such as on page 5.
Prospectus Summary, page 5

5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Permission Required from the PRC Authorities for the VIE's Operation and to Issue Our Class A
Ordinary Shares to Foreign Investors, page 9

6. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
7. Please refer to the the first sentence of the first paragraph. We note your disclosure that you have "not received any requirement to obtain permissions." Please revise to confirm that you, your subsidiaries or your VIE are not required "to obtain" any permissions from any Chinese authorities to operate and issue these securities to foreign investors.
 Lei Xia
ICZOOM Group Inc.
December 3, 2021
Page 3
         Additionally, state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

8. We note your response to our prior comment 2 and reissue in part. We note your disclosure in the last sentence of the first paragraph that data processed in your business
         "may not" be classified as core or important data and that you believe that you "may not"
         be subject to the cybersecurity review of the CAC. Please revise to clarify and affirmatively state whether a cybersecurity review by CAC is required for this offering. If it is unclear whether your offering requires a review or approval at this time, please significantly enhance your disclosure to explain why there is uncertainty.
         Additionally, specifically detail any efforts you have undertaken to determine whether a review or approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of the need for a review or approval. Please similarly revise your disclosure elsewhere that it appears, including on the cover page and in the risk factors.
Summary of Risk Factors, page 19

9. Please revise this section to provide specific cross-references for each of the risks discussed under "Risks Related to Doing Business in China," to the more detailed discussions of these risks in the prospectus.
Summary Financial Data, page 26

10. We reviewed the revised disclosures made in response to comment 3. Please revise your consolidating financial information to include separate columns for parent, non-VIE subsidiaries and VIE (and its subsidiaries), similar to your previous presentation. In the consolidated balance sheet data please present the line items investments in non-VIE subsidiaries and investments in VIE (and its subsidiaries) and eliminate them in the eliminations column. Similarly, present equity in earnings of non-VIE subsidiaries and equity in earnings of VIE (and its subsidiaries) in separate line items in your
FirstName LastNameLei Xia
       consolidated statements of operations data. Finally, please provide separate roll-forwards
Comapany    NameICZOOM
       for each              Group
                period presented  ofInc.
                                     the activity in the parent's investment in
non-VIE subsidiaries
       and 3,
December    VIEs line
              2021    items.
                   Page  3
FirstName LastName
 Lei Xia
FirstName LastNameLei   Xia
ICZOOM Group    Inc.
Comapany3,
December  NameICZOOM
             2021         Group Inc.
December
Page 4    3, 2021 Page 4
FirstName LastName
Recent joint statement by the SEC and PCAOB, page 73

11. We note from the audit opinion and this risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the
         PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding
         Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
The Holding Foreign Companies Accountable Act, page 74

12. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
ICZoom Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 16. Share-Based Compensation, page F-34

13. In (5) on page F-34 you indicate that options to acquire 1,591,288 shares of the
         Company's Class A ordinary shares were granted with an exercise price of $1.20 per share. However in the table on page F-35 you indicate that options to acquire 67,575 shares were granted with an exercise price of $1.20 per share. Please reconcile and revise these disclosures.
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services